Filed by J.P. Morgan Chase & Co.
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under the Securities
Exchange Act of 1934

Subject Company: Bank One Corporation
Subject Company’s Exchange Act File No.: 001-15323

     This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between J.P. Morgan Chase & Co. and Bank One Corporation, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of J.P. Morgan Chase’s and Bank One’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

     The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of J.P. Morgan Chase and Bank One stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause J.P. Morgan Chase’s and Bank One’s results to differ materially from those described in the forward-looking statements can be found in the 2003 Annual Reports on Form 10-K of J.P. Morgan Chase and Bank One filed with the SEC and available at the SEC’s Internet site (http://www.sec.gov).

     J.P. Morgan Chase has filed a Registration Statement on Form S-4 with the Securities and Exchange Commission containing a preliminary joint proxy statement/prospectus regarding the proposed merger. Stockholders are urged to read the definitive joint proxy statement/prospectus when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about J.P. Morgan Chase and Bank One, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive joint proxy statement/prospectus can also be obtained, without charge, by directing a request to J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017, Attention: Office of the Secretary (212-270-4040), or to Bank One Corporation, 1 Bank One Plaza, Suite 0738, Chicago, Illinois 60670, Attention: Investor Relations (312-336-3013).

     The respective directors and executive officers of J.P. Morgan Chase and Bank One and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding J.P. Morgan Chase’s and Bank One’s directors and executive officers and a description of their direct and indirect interests, by security holdings or otherwise, is available in the preliminary joint proxy statement/prospectus contained in the above-referenced Registration Statement on Form S-4 initially filed with the SEC on February 20, 2004.

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[The following was made available on JPMorgan Chase’s internal website.]

Harrison, Dimon co-host at MetroTech

     A town hall that was hosted by Bill Harrison and Jamie Dimon at the firm’s MetroTech facility in Brooklyn, New York attracted a standing-room-only crowd on March 31.

     “Things couldn’t be going much better,” Harrison told employees, who represented a variety of businesses, including Investor Services, Treasury Services and Chase Financial Services.

Why did we do this, why are we going through another big merger?

We believe that the consolidation process in financial services is an irreversible trend. It’s been going on for a number of years, and I’m a great believer, and Jamie is, too, of being a leader of a trend, versus a follower. This combination, without question, positions us as a major financial firm in the world for a long time, provided we manage this place like I think we will. And that’s a great position to be in.

“We’re off to as good a start as we could possibly hope.”	How are we doing? The marketplace clearly likes the merger. It’s very unusual in today’s environment for mergers to be perceived well by the stock market short-term. They see a lot of execution risks and they tend to discount your stock a lot in the early days. It hasn’t happened with us, and that was one of the goals Jamie and I had, that it would be received well from the beginning. It has, and that’s very helpful, because we have the wind behind us.

From a client perspective, there’s no client or customer anywhere in this firm that won’t have a better value proposition that we can put in front of them. So again, if we do our job, it’s a huge opportunity for us to add value to our clients and customers around our respective businesses.

There’s a terrific camaraderie among the teams who are working to bring the two firms together. We really do have the opportunity to build the best financial services firm in the world. All of our respective businesses will benefit from the merger synergies. It is up to us to make that happen, by executing superbly.

I am thrilled to be here. I think we have an opportunity to build one of the greatest, probably the best financial services companies in the world. And, you know, I’m devoted to doing that. Bill is devoted to doing it.

“Our opportunities are going to grow by leaps and bounds.”	The only thing that will stop us is if we don’t do a very good job. It’s not the strategic vision, because I think that’s all been put together in the way that everyone thought. It’s just our ability to execute. I think every single business is better off by this deal. The whole company is better off.

It’s our obligation not to waste money and to treat the firm’s money just the way we treat our own money. So I always use the word “waste-cutting.” Do you all think we waste some money? We’ve got to stop wasting it so that we can use that money to invest in our systems, our people, our infrastructure, innovation, research and development.

Disclaimer
J. P. Morgan Chase has filed a Registration Statement on Form S-4 with the Securities and Exchange Commission containing a preliminary joint proxy statement/prospectus regarding the proposed merger. Stockholders are urged to read the definitive joint proxy statement/prospectus when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about J.P. Morgan Chase and Bank One, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive joint proxy statement/prospectus can also be obtained, without charge, by directing a request to J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017, Attention: Office of the Secretary (212-270-4040), or to Bank One Corporation, 1 Bank One Plaza, Suite 0738, Chicago, Illinois 60670, Attention: Investor Relations (312-336-3013).

The respective directors and executive officers of J.P. Morgan Chase and Bank One and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding J.P. Morgan Chase’s and Bank One’s directors and executive officers and a description of their direct and indirect interests, by security holdings or otherwise, is available the preliminary joint proxy statement/prospectus contained in the above-referenced Registration Statement on Form S-4 filed with the SEC on February 20, 2004.